UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                             Creditrust Corporation
                             ----------------------
                                (Name of Issuer)


                         Common Stock ($0.01 par value)
                         ------------------------------
                         (Title of Class of Securities)


                                   255429-10-9
                                   -----------
                                 (CUSIP Number)


                                 August 5, 1998
                                 --------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|   Rule 13d-1(b)

         |_|   Rule 13d-(c)

         |X|   Rule 13d-1(d)

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                                Page 1 of 4 Pages

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CUSIP No.:  255-429-10-9                                       Page 2 of 4 Pages
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(1)      NAME OF REPORTING PERSON:  Joseph K. Rensin
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      |_|
                                                                   (b)      |_|
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(3)      SEC USE ONLY

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(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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        NUMBER OF          (5)      SOLE VOTING POWER
          SHARES                       5,191,289
                           -----------------------------------------------------
       BENEFICIALLY        (6)      SHARED VOTING POWER
         OWNED BY                        N/A
                           -----------------------------------------------------
           EACH            (7)      SOLE DISPOSITIVE POWER
        REPORTING                      5,191,289
                           -----------------------------------------------------
          PERSON           (8)      SHARED DISPOSITIVE POWER
           WITH                          N/A
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         (9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,191,289

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         (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES* |_|

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         (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   65.0%

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         (12)      TYPE OF REPORTING PERSON*

                   IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1(a).   Name of Issuer:

     Creditrust Corporation

     Item 1(b).   Address of Issuer's Principal Executive Offices:

     7000 Security Boulevard, Baltimore, Maryland 21244

     Item 2(a).   Name of Person Filing:

     Joseph K. Rensin

     Item 2(b).   Address of Principal Business Office or, if None, Residence:

     Mr. Rensin's principal business office is 7000 Security Boulevard, Baltimore, Maryland 21244.

     Item 2(c).   Citizenship:

     United States

     Item 2(d).   Title of Class of Securities:

     Common Stock

     Item 2(e).   CUSIP Number:

     255429-10-9

     Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

     Not applicable

     Item 4.  Ownership:

     (a) Mr. Rensin has direct beneficial ownership of 5,191,289 shares of Common Stock of Creditrust Corporation.

     (b) The 5,191,289 shares of Common Stock beneficially owned by Mr. Rensin represent 65.0% of the outstanding Common Stock, based upon 7,984,480 shares of Common Stock outstanding as of December 31, 1998.



                                Page 3 of 4 Pages

     (c) Mr. Rensin has sole voting and dispositive power with respect to the 5,191,289 shares beneficially owned by him.

     Item 5.  Ownership of Five Percent or Less of a Class:

     Not applicable.

     Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     Not applicable.

     Item 8.  Identification and Classification of Members of the Group:

     Not applicable.

     Item 9.  Notice of Dissolution of Group:

     Not applicable.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 1, 1999                            /s/ Josephn K. Rensin
                                                --------------------------------
                                                     Joseph K. Rensin




                               Page 4 of 4 Pages